11 July 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier to acquire Applied Discovery

Reed Elsevier Group plc today announced that its global legal division, LexisNexis, has entered into a definitive agreement to buy Applied Discovery Inc. (ADI).  ADI is the leading provider in the US of electronic discovery services for law firms, large corporations and government agencies.  These services enable online retrieval and review of documents required in the discovery phase of litigation, antitrust reviews and government investigations.

The ADI business will expand both LexisNexis’ presence in the strongly growing electronic discovery market and broaden the range of its services to  US litigators.  ADI will become part of the LexisNexis North American Legal Market division.